MTS Markets International, Inc.

Statement of Financial Condition
December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50451

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MTS Markets International, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street, Suite 4A
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Phyllis Chin	212-751-4422	pchin@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mazars USA LLP
(Name – if individual, state last, first, middle name)

60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

10/08/2003	339
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Parker, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MTS Markets International, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

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MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20 25

Notary Public
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Signature:

Title:
Head of MTS Markets International, Inc.
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This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

MTS Markets International, Inc.
Index
December 31, 2021



Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Executive Committee of MTS Markets International, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MTS Markets International, Inc., (the "Company"), as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial statement presents fairly, in all material respects, the financial position of the Company, as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2014.

Mazars USA LLP

Woodbury, NY
March 7, 2022

MTS Markets International, Inc.
Statement of Financial Condition
As of December 31, 2021

Assets

Cash	$	2,296,388
Receivable from clearing broker		1,249,866
Due from affiliates		14,897
Commissions receivable		196,170
Prepaid expenses and other current assets		335,907
Property and equipment, net		617,272
Capitalized software		1,563,292
Right of use asset		364,646
Security deposit		128,461
Intangible assets, net		900,000
Total assets	$	7,666,899

Liabilities and Stockholder's Equity

Liabilities

Due to affiliates	$	36,902
Accounts payable and accrued expenses		761,949
Lease liability		375,468
Total liabilities		1,174,319

Stockholder's equity

Common stock $0.01 par value; 1,000 authorized issued and outstanding shares		10
Additional paid in capital		112,255,180
Accumulated deficit		(105,762,610)
Total stockholder's equity		6,492,580
Total liabilities and stockholder's equity	$	7,666,899

The accompanying notes are an integral part of this financial statement.

MTS Markets International, Inc.
Notes to the Financial Statement
For the year ended December 31, 2021

1.   Description of Business

MTS Markets International, Inc. (the "Company"), was incorporated in the State of Delaware on April 27, 1999. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is wholly owned by MTS S.p.A. (the "Parent"), which in turn is majority owned by . Borsa Italiana S.p.A. ("Borsa Italiana"), a subsidiary of the London Stock Exchange Group plc ("LSEG"). On January 28, 2021 LSEG completed an acquisition of Refinitiv. As a condition of the acquisition, the European regulators required LSEG to divest itself of Borsa Italiana and its subsidiaries. On April 29, 2021 Euronext N.V. ("Euronext") acquired Borsa Italiana and its subsidiaries, which includes the Company.

The Company offers corporate bonds through its BondsPro proprietary trading platform and also through the Company's registered representatives. The Company does not carry accounts for customers or perform custodial functions related to securities. The Company acts on a riskless principal basis in securities transactions that are cleared through a non-affiliated clearing firm.

2.   Summary of Significant Accounting Policies

Basis of presentation
The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The following is a summary of the significant accounting policies followed by the Company.

Cash and cash equivalents
The Company considers all unrestricted deposits and highly liquid investments, which are readily convertible to cash, with original maturities of three months or less at acquisition, to be cash equivalents. There were no cash equivalents at December 31, 2021.

Revenue
The Company recognizes revenue from customers arising from the transfer of goods and services in accordance with ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)". The Company executes transactions between its clients and liquidity providers. It acts as an intermediary in these transactions by serving as a trading counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled primarily through its clearing broker. Securities transactions and the related revenues and expenses are recorded on a trade-date basis. The Company believes that the performance obligation is satisfied on the trade date as that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Such revenue and expenses are reflected within riskless principal trading and clearing and execution, respectively, in the statement of operations.

The opening and closing receivables balances for Riskless principal trading was:

	December 31, 2021	December 31, 2020
Receivable from clearing broker	$ 749,866	$ 801,959
Commissions receivable	166,425	127,599
	$ 916,291	$ 929,558

MTS Markets International, Inc.
Notes to the Financial Statement
For the year ended December 31, 2021

2.   **Summary of Significant Accounting Policies (continued)**

Revenue (continued)
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The opening and closing receivables balances for Commission and fee income was:

	December 31, 2021	December 31, 2020
Commissions receivable	$ 29,745	$ 14,496

The Company recognizes other income pursuant to a service agreement with its Parent, whereby the Company provides support services which include both direct and indirect costs consisting of human resources and rent. The Parent will pay cost plus a 9% markup for such services. The Company also recognized other income pursuant to an agreement with LSEG which represents bonus awards for the period January 1, 2021 to April 28, 2021.The Company believes the performance obligations for providing these services is satisfied over time because the services are provided and consumed over time. Such fees are estimated each month and payment is due upon presentation of an invoice.

The opening and closing receivables balances for Other income was:

	December 31, 2021	December 31, 2020
Due from affiliates	$ 14,897	$ -
Due from LSEG	98,125	-
	$ 113,022	$ -

As of December 31, 2021, the amount due from LSEG, a former affiliate, is included in Prepaid expenses and other current assets on the statement of financial condition.

Income taxes
The Company accounts for income taxes in accordance with ASC 740. The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates. Valuation allowances are established to reduce deferred tax assets when it is deemed more likely than not that such assets will not be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statement only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities.

MTS Markets International, Inc.
Notes to the Financial Statement
For the year ended December 31, 2021

2.   **Summary of Significant Accounting Policies (continued)**

Income taxes (continued)
When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statement as appropriate. Interest and penalties related to unrecognized tax benefits are recorded in the income tax provision.

U.S. GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statement. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. The Company recognizes the effect of income tax positions if those positions are more likely than not of being sustained.

The Company is no longer subject to federal, state or local tax examinations by taxing authorities for years prior to 2018.

The Company was party to a tax sharing agreement with a LSEG affiliate and required to file unitary combined returns for New York State and New York City pursuant to New York State and City tax law. The agreement terminated upon Euronext's acquisition. The Company will file returns on a standalone basis going forward.

Property and equipment
Property and equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three to five years. Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease. The Company periodically reviews property and equipment to determine that the carrying values are not impaired.

Goodwill
The Company had recorded goodwill as a result of a business combination to the extent the purchase price of the completed acquisition exceeded the fair value of the net identifiable assets of the acquired company. The Company tests goodwill for impairment on at least an annual basis and recorded a full impairment charge of approximately $7.8 million for the year ended December 31, 2021.

Long-lived assets and intangible assets
The Company reviews its long-lived assets and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Acquired intangible assets with finite lives, which consist of customer relationships and tradename, are amortized on a straight-line basis over estimated useful lives of 2 to 13 years. The acquired intangible assets associated with the license and domain name have indefinite lives and are not subject to amortization. The Company reviews intangible assets with indefinite lives on at least an annual basis to determine that the carrying values are not impaired. The Company recorded a full impairment charge on net customer relationships value of approximately $2.7 million for the year ended December 31, 2021.

The impairment charges reflects the reassessment of the value of the Company through a sale process that exteriorized no value for goodwill and customer relationships. As a result, a decision was taken to impair these assets to reflect the appropriate value of the Company as evidenced by the results of this sale exercise.

MTS Markets International, Inc.
Notes to the Financial Statement
For the year ended December 31, 2021

2.   **Summary of Significant Accounting Policies (continued)**

Capitalized Software
The Company accounts for capitalized software in accordance with ASC 350-40: Internal Use Software. Internally developed software is separated into three stages: preliminary project stage, application development stage, and post implementation stage. Costs incurred during the application development stage are capitalized. Costs are expensed as incurred during the preliminary project stage and post implementation stage. Once the capitalization criteria are met, external direct costs incurred for materials and services used in developing or obtaining internal-use computer software and payroll and payroll-related costs for employees who are directly associated with the internal-use computer software project (to the extent those employees devoted time directly to the project) are capitalized. Amortization of capitalized costs begins when the software is ready for its intended use, and amortized on a straight-line basis over estimated useful lives of 5 years.

The Company capitalized $233,469 for the year ended December 31, 2021.

Use of estimates
The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Leases
The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a non-cancellable operating leases, for office space. The Company recognized a lease liability and a right of use (ROU) asset as at January 1, 2019, the effective date of ASC 842. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

MTS Markets International, Inc.
Notes to the Financial Statement
For the year ended December 31, 2021

2.   **Summary of Significant Accounting Policies (continued)**

Credit Losses

The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase.

An allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

The majority of the Company's receivables are from institutional customers.

3.   **Property and Equipment**

Property and equipment consisted of the following at December 31, 2021:

Software	$	1,102,622
Computer equipment		475,353
Furniture and fixtures		64,798
Leasehold improvements		37,017
Office equipment		27,682
Less: accumulated depreciation		(1,090,200)
	$	617,272

4.   **Intangible Assets**

Intangible assets consisted of the following at December 31, 2021:

	Gross carrying amount		Accumulated amortization		Net carrying amount	
Domain name	$	850,000	$	-	$	850,000
License		50,000		-		50,000
Tradename		106,000		(106,000)		-
Total Intangible Assets, net	$	1,006,000	$	(106,000)	$	900,000

5.   **Clearing Broker**

The clearing and depository operations for the Company's riskless principal transactions are provided by one clearing broker. Receivable from clearing broker includes cash deposits and, credit balances net of debit balances. In the event of the clearing broker's insolvency, recovery of assets may be limited. The Company maintains a deposit of $500,000 with its clearing broker. In addition, the Company maintains net capital pursuant to the clearing agreement.

MTS Markets International, Inc.
Notes to the Financial Statement
For the year ended December 31, 2021

6. **Income Taxes**

As of December 31, 2021, the Company's net deferred tax assets before its valuation allowance was approximately $11.5 million and includes the following:

Deferred tax assets	
Net operating loss carry forward	$ 9,463,639
Depreciation and amortization	1,943,239
Prepaid and accrued expenses	(67,898)
Accrued Bonus	122,285
Others	4,849
Deferred tax assets	**11,466,114**
Valuation allowance	(11,466,114)
Net total deferred tax assets	**$ -**

The deferred tax assets balance on December 31, 2021 is $11.5 million. For income tax reporting purposes the Company recognizes prepaid expenses, accrued bonuses, depreciation and amortization in different periods than they do for financial reporting purposes. These temporary differences have resulted in a deferred tax asset. In addition, the Company has state and local net operating loss carry forwards which have resulted in a deferred tax asset. As of December 31, 2021, the Company recorded a full valuation allowance to reduce the deferred tax assets for the amount that is more-likely-than-not to be realized.

The valuation allowance at December 31, 2021 is $11.5 million. The valuation allowance at December 31, 2020 was $7 million, yielding an increase in the valuation allowance of $4.5 million.

At December 31, 2021, the Company has various carryforwards including a net operating loss carryforward ("NOL") of approximately $41 million for U.S. federal income tax purposes of which the 2018 through 2021 NOLs of $17 million are carried forward indefinitely while the balance of NOL carryforwards will expire in 2037. The Company also has state and city net operating loss carryforwards of approximately $5.7 million and $5.7 million, respectively, which will begin to expire in 2023.

There were no interest or penalties incurred and no provisions for uncertain tax positions have been recognized in the year. The Company is not currently under examination by taxing authorities.

7. **Related Party Transactions**

Prior to Euronext's acquisition, and pursuant to service agreements with various former affiliates of the Company, including but not limited to, LSEG, London Stock Exchange Group Holdings, Inc. ("LSEGH"), London Stock Exchange plc ("LSE"), The Yield Book ("YB"), and LSEG Business Services Limited ("LSEG BSL") (the "former Affiliates"), the Company received various services and other operating assistance, including human resources, legal, finance, corporate professional, rent, and other general and administrative services.

Pursuant to service agreements with various affiliates of the Company, including but not limited to, Borsa Italiana, MTS S.p.A., Euronext US Inc. ("Euronext US"), and Euronext Holdings Italia S.P.A. ("Euronext Italia"), (the "Affiliates"), the Company provides various services, including human resources, and rent, and receives various general and administrative services.

MTS Markets International, Inc.
Notes to the Financial Statement
For the year ended December 31, 2021

7. **Related Party Transactions (continued)**

For the year ended December 31, 2021, Euronext US paid for property and equipment on the Company's behalf.

As of December 31, 2021, the Company's statement of financial condition included the following balances with affiliates:

Due from Affiliates		
MTS S.p.A.	$	14,897
Due to Affiliates		
Euronext US	$	(631)
Euronext Italia		(9,007)
Borsa Italiana		(27,265)
	$	(36,903)

For the year ended December 31, 2021, the Company received $4.5 million in capital contributions from the Parent.

8. **Leases**

The Company has obligations as a lessee for office space, with initial non-cancellable terms in excess of one year. The Company classified this lease as operating leases. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants.

Amounts reported in balance sheet as of December 31, 2021 were as follows:

Operating leases:
Operating lease right of use asset $364,646
Operating lease liability $375,468

There are 1.4 years remaining on the lease and the discount rate used on the lease was 5.0%. Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2021 are as follows:

2022	$	272,694
2023		114,789
Total undiscounted lease payments		387,483
Less imputed interest		(12,015)
Total lease liability	$	375,468

MTS Markets International, Inc.
Notes to the Financial Statement
For the year ended December 31, 2021

9.   **Risks and Uncertainties**

Credit Risk

The Company executes transactions between its clients and liquidity providers. It acts as an intermediary in these transactions by serving as a trading counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled through its clearing brokerage firm. The Company is exposed to risks resulting from non-performance by its counterparties. These parties may default on their obligations to the Company due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase its risk. Where the unmatched position or failure to deliver is prolonged, there may also be regulatory capital charges required to be taken by the Company.

As of December 31, 2021, the Company maintained its cash balance with a financial institution. The cash balance in excess of the Federal Deposit Insurance Company insurance limits amounted to $2,046,388. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk.

COVID-19

COVID-19 continues to disrupt economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be affected. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

10.   **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. In accordance with the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6.667% of aggregate indebtedness. At December 31, 2021, net capital of $2,736,581, exceeded the required net capital minimum of $100,000 by $2,636,581. Aggregate indebtedness at December 31, 2020 totaled $809,673. The ratio of aggregate indebtedness to net capital was 0.30 to 1.

The Company is exempt from SEC Rule 15c3-3 under sub-paragraph k(2)(ii) because all customer transactions are cleared through another broker dealer on a fully disclosed basis.

11.   **Subsequent Events**

On March 1, 2022, the Parent and an unrelated party entered into definitive agreements related to the sale and acquisition of 100% of the share capital and voting rights in the Company. The transaction is subject to regulatory approval.